Exhibit 12

ADVANTA CORP. AND SUBSIDIARIES

Statement setting forth details of computation of ratio
of earnings to fixed charges

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)	For the years Ended December 31,
	2003	2002			2001			2000	1999
Income (loss) from continuing operations	$30,213	$(15,572)				$(30,456)		$11,192	$41,334
Income tax expense (benefit)	18,913	17,170				(11,995)		0	(55,785)

Earnings (loss) before income tax expense (benefit)	49,126	1,598	(A	)	(42,451	)(B	)	11,192	(14,451)

Fixed charges:
Interest	48,308	47,580			82,470			86,508	80,800
One-third of all rentals	2,136	1,822			1,736			1,853	1,759
Preferred stock dividend of subsidiary trust	8,990	8,990			8,990			8,990	8,990

Total fixed charges	59,434	58,392			93,196			97,351	91,549

Earnings before income tax expense (benefit) and fixed charges	$108,560	$59,990			$50,745			$108,543	$77,098

Ratio of earnings to fixed charges (C)	1.83x	1.03x			N/M	(D	)	1.11x	N/M	(D	)

(A)	Earnings before income taxes in 2002 included a charge of $43.0 million related to a ruling in the litigation associated with the transfer of our consumer credit card business in 1998.

(B)	Earnings before income taxes in 2001 included $41.8 million of unusual charges. Unusual charges include severance, outplacement and other compensation costs associated with restructuring our corporate functions commensurate with the ongoing businesses as well as expenses associated with exited businesses and asset impairments.

(C)	For purposes of computing these ratios, “earnings” represent income (loss) from continuing operations before income taxes plus fixed charges. “Fixed charges” consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(D)	The ratios calculated in the years ended December 31, 2001 and 1999 are less than 1.00 and therefore, not meaningful. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $42,451 for the year ended December 31, 2001 and $14,451 for the year ended December 31, 1999.